IEG Holdings Highlights the 72.9% Premium Being Offered to OneMain Shareholders in its Tender Offer

Las Vegas, Nevada – (May 4, 2017) – IEG Holdings Corporation (OTCQB: IEGH) (“IEG Holdings”) cautions shareholders of OneMain Holdings, Inc. (“OneMain”) against dismissing IEG Holdings’ tender offer that offers a 72.9% premium to OneMain shareholders, based on the closing sale prices of IEG Holdings and OneMain common stock on May 3, 2017. IEG Holdings is offering to exchange 20 shares of IEG Holdings’ common stock for each share of common stock of OneMain up to an aggregate of 6,747,723 shares of OneMain common stock, representing approximately 4.99% of OneMain’s outstanding shares as of March 31, 2017, validly tendered and not properly withdrawn in the offer. The OneMain tender offer is scheduled to terminate at 5 p.m., Eastern time, on May 5, 2017, unless extended.

IEG HOLDINGS’ BOARD URGES ONEMAIN SHAREHOLDERS TO CONSIDER TENDERING THEIR ONEMAIN SHARES INTO THE IEG HOLDINGS OFFER

Based on the closing prices of IEG Holdings’ and OneMain’s common stock on May 3, 2017, the aggregate market value of twenty (20) shares of IEG Holdings offered in the offer is 72.9% MORE than the value of one (1) OneMain share.

	Market Price Per Share	Total Value
	(as of May 3, 2017)
1 Share of OneMain Common Stock	$22.55	$22.55
20 Shares of IEG Holdings Common Stock	$1.95	$39.00

Amount you may potentially GAIN:		$16.45 per Share

In its role as activist investor, IEG Holdings intends to:

●	encourage OneMain to transform the OneMain “brick and mortar” business model to IEG Holdings’ 100% online-only distribution business model, which IEG Holdings believes could result in estimated cost savings of at least $700 million per year by closing over 1,700 OneMain offices, terminating over 10,000 employees, and achieving substantial cuts in advertising/marketing costs and other significant cost cutting measures, including a significant reduction in aggregate annual executive compensation.

●	encourage OneMain to improve its business from termination of low margin OneMain business segments with a new focus on high margin unsecured loans to near prime clients, a focus on refinancing of existing high quality OneMain customers and termination of lending to sub-prime OneMain customers with FICO score of less than 600 to reduce OneMain loss levels.

Paul Mathieson, IEG Holdings’ Chairman and Chief Executive Officer, said, “While the IEG Holdings tender offer for OneMain shares may appear like a David and Goliath battle, we maintain that the strategy behind the move is both visionary and compelling. We believe that OneMain’s failure to embrace a leading online strategy and instead to obstinately focus on its outdated “brick and mortar” strategy could have a substantial negative effect on OneMain’s shareholders. Large size doesn’t always mean strength. Large size can lead to inefficiency, inability to adapt quickly, excessive and wasteful cost structures, lethargy and a false sense of superiority. If OneMain had an existing effective online strategy, was paying dividends and had record high share prices, IEG Holdings would not even consider launching its tender offer. However, the reality is just the opposite. While IEG Holdings has just declared an inaugural dividend to its shareholders, OneMain has never paid – and appears to have no plans to pay – a dividend to shareholders (despite paying excessive executive compensation), and OneMain shares hit a record low closing price of $16.90 in November 2016. IEG Holdings believes that without urgently slashing OneMain’s redundant, excessive costs and correcting what IEG Holdings believes to be a defective online strategy, OneMain potentially could be entering into a death spiral, with its customer base plundered by lean-cost online platforms.

OneMain has a business history spanning over 100 years, but current management appears fixated on its outdated business approach despite a 45.6% drop in OneMain’s stock price for 2016. No doubt when Blockbuster was operational, it was very proud of its team members and the support they provided the communities in which they lived and worked. This is an admirable goal, but a business can’t support its community or employees if it is bankrupt. This is 2017 – not 2000 – and businesses need to adapt to the online world or face extinction like the dinosaurs.

Let’s make OneMain great again through an effective transition into the internet age. IEG Holdings believes that the real hidden value of OneMain is its strong existing customer base, not its bloated and excessive executive salaries, combined with redundant employees and office infrastructure. The existence of OneMain’s “Golden Parachutes” and excessive executive compensation is also a signal of a misalignment between the interests of OneMain minority shareholders and its management. If OneMain could transition its existing customers online, maintain similar levels of revenue and cut $700 million of redundant costs, this would add significant shareholder value and could return OneMain back to its former glory.

We urge OneMain minority shareholders to pressure the OneMain Board to not simply dismiss the proposed online strategy but to clearly outline its rationale for not transitioning operations predominantly from “brick and mortar” to online, which most major industries are scrambling to do, including the finance, retail, entertainment and media industries. OneMain minority shareholders should not risk a potential repeat of Blockbuster. When Netflix approached Blockbuster regarding a potential acquisition in 2000, Netflix had a mere $50 million price tag. Blockbuster’s management decided to dismiss the offer without any serious consideration, and the rest is history.

We ask OneMain shareholders to consider whether they wish to move forward with an online business model aimed at the future or continue to support an outdated “brick and mortar” model. We are surprised by OneMain’s dismissive response to IEG Holdings’ offer. The response highlights the importance of our offer as history is littered with the relics of archaic “brick and mortar” business models being overrun with an improved online variant, for example “Netflix” versus “Blockbuster”. Mr. Mathieson concluded.

Consummation of the offer is conditioned upon satisfaction of certain customary conditions. Shares that are tendered pursuant to a notice of guaranteed delivery but not actually delivered to the depository and exchange agent for the tender offer, Computershare Trust Company, N.A., prior to the expiration time of the offer will not be deemed to be validly tendered into the offer unless and until such shares underlying such notices of guaranteed delivery are delivered.

Complete terms and conditions of the offer are set forth in the Letter of Transmittal and other related materials and in the registration statement on Form S-4, which were filed initially by IEG Holdings with the SEC on January 5, 2017 and as have been amended.

Copies of the Letter of Transmittal and other related materials are available free of charge from Georgeson LLC, the information agent for the offer. OneMain stockholders who have questions regarding the tender offer should contact the information agent at IEGH@georgeson.com or (800) 279-6913 (toll-free). Computershare Trust Company, N.A. is acting as depository for the tender offer.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. IEG Holdings has filed with the SEC a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO, each as amended, containing a letter of transmittal and other documents relating to the tender offer. IEG Holdings has mailed, and will mail, these documents without charge to OneMain common stockholders. Investors and stockholders should read those filings carefully as they contain important information about the tender offer. These documents, as well as IEG Holdings’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at IEG Holdings’ website at www.investmentevolution.com. The information contained on the SEC’s and IEG Holdings’ websites is not incorporated by reference in this press release and should be considered to be a part of this press release. The letter of transmittal and related materials may also be obtained without charge by contacting Georgeson LLC, the information agent for the offer, at IEGH@georgeson.com or (800) 279-6913 (toll-free).

About IEG Holdings Corporation

IEG Holdings Corporation provides online unsecured consumer loans under the brand name, “Mr. Amazing Loans,” via its website, www.mramazingloans.com, in 19 US states. IEG Holdings offers $5,000 and $10,000 loans over a term of five years at a 19.9% to 29.9% APR. IEG Holdings plans future expansion to 25 US states during 2017. For more information about IEG Holdings, visit www.investmentevolution.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors, risks and uncertainties are discussed in IEG Holdings’ filings with the SEC. Investors should not place any undue reliance on forward-looking statements since they involve known and unknown, uncertainties and other factors which are, in some cases, beyond IEG Holdings’ control which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects IEG Holdings’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to operations, results of operations, growth strategy and liquidity. IEG Holdings assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The contents of any website referenced in this press release are not incorporated by reference herein.

Contact:

Company

Paul Mathieson

IEG Holdings Corporation

Chairman/CEO and Founder

info@investmentevolution.com

+1-702-227-5626